FORM 6-K/A

(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated March 31, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends and restates the Form 6-K filed on March 29, 2017 (the “Original Form 6-K”) by Aktiebolaget Svensk Exportkredit (“SEK”) in its entirety.  A draft version of the Original Form 6-K that was unsigned was inadvertently filed and it should not be relied upon.  This Amendment No. 1 is signed on behalf of SEK by the undersigned, thereunto duly authorized, and updates the date of the announcement and signature therein to refer to the date hereof.

In addition, Exhibit 99.1 hereto amends and restates Exhibit 99.1 to the Original Form 6-K in its entirety to refer to this Amendment No. 1 instead of the Original Form 6-K.  Other than the foregoing, all of the information in the Original Form 6-K, including Exhibit 99.1 thereto, remains unchanged.

New SEK Board Members Elected at Annual General Meeting

Stockholm, March 31, 2017 — SEK has announced that, at the Annual General Meeting held on March 22, 2017, Reinhold Geijer and Hans Larsson were each elected to the Board of Directors of SEK (the “Board”) as Directors. Reinhold Geijer and Hans Larsson replace Jan Belfrage and Magnus Uggla, who each chose to leave the Board of Directors after six years and one year of service, respectively.

The Board now consists of the following eight directors:

Name	Age(1)	Position
Lars-Linder Aronson	63	Chairman of the Board and Director
Cecilia Ardström	51	Director
Susanne Lithander	55	Director
Lotta Mellström	46	Director
Ulla Nilsson	69	Director
Teppo Tauriainen	55	Director
Reinhold Geijer	63	Director
Hans Larsson	55	Director

(1) As of December 31, 2016

Each of the directors was elected to serve for a term of one year, which expires at the end of SEK’s next Annual General Meeting in 2018.

Brief biographies of each of the new directors follow below.

Mr. Geijer is currently a Board Member of The Sweden American Foundation, The British Swedish Chamber of Commerce and Skandia Liv AB.  He has previously served as Chief Executive Officer of The Royal Bank of Scotland, Nordic Branch.

Mr. Larsson is currently Chairman of the Board of Nordnet and a Board Member of Lindorff Group, Oslo Norway.  He has previously served as Head of Group Strategy & Business Development at Skandinaviska Enskilda Banken AB.

Change in SEK’s External Auditor

As previously disclosed, the Board proposed, in accordance with the Audit Committee’s recommendation, at SEK’s Annual General Meeting on March 22, 2017 (the “2017 Annual Meeting”) that Öhrlings PricewaterhouseCoopers AB (“PwC”) serve as external auditors of SEK for a period of one year until the end of SEK’s next Annual General Meeting in 2018.  This proposal was adopted at the 2017 Annual Meeting.  Accordingly, the engagement of SEK’s existing auditors, Ernst & Young AB (“E&Y”), was not renewed.  The change was made pursuant to corporate governance guidelines recommending periodic rotation of independent registered public accounting firms and was not the result of E&Y’s resignation, dismissal or refusal to stand for re-election.

During the years ended December 31, 2016 and 2015 and during the period from January 1, 2017 through the date of this report, SEK has not consulted with PwC on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on SEK’s financial statements, and PwC has not provided either a written report or oral advice to SEK that PwC concluded was an important factor considered by SEK in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of any disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

For the years ended December 31, 2016 and 2015 and during the period from January 1, 2017 through the date of this report, there were no (a) disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure that, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with SEK’s Annual Report on Form 20-F. The reports of E&Y on SEK’s consolidated financial statements as of and for the years ended December 31, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as uncertainty, audit scope or accounting principles.

SEK provided E&Y with a copy of the disclosure it is making in this Amendment No. 1 and requested from E&Y a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of E&Y’s letter dated March 31, 2017 is filed as an exhibit hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2017

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Anna Finnskog
Anna Finnskog, Director/ Treasury

By:	/s/ Jonas Ljungström
Jonas Ljungström, Director/ Treasury